EXPENSE LIMITATION AGREEMENT This Expense Limitation Agreement (the “Agreement”) is entered into on November 20, 2025, between Global X Funds (“Trust”), on behalf of the Global X Information Technology Covered Call & Growth ETF (“Fund”), and Global X Management Company LLC (“Adviser”). WHEREAS, effective March 1, 2026, this Agreement replaces the previous expense limitation agreement between the Trust on behalf of the Fund and the Adviser, dated as of November 19, 2024; WHEREAS, the Adviser has advised the Board of Trustees of the Trust that, because of competitive fee pressures, it desires to limit the Fund's total annual fund operating expenses to 0.60% of the Fund's average daily net assets per year; and WHEREAS, the Board of Trustees has considered the Adviser's request and agrees that limiting the Fund's expenses, as provided for in this Agreement, is in the best interest of the Fund and its shareholders. NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, Trust and Adviser agree as follows: 1. With respect to the Fund, for the period commencing March 1, 2026 through at least March 1, 2027, the Adviser has contractually agreed to waive any fees payable to Adviser and/or reimburse expenses for the Fund in an amount sufficient to keep the total annual operating expenses (exclusive of taxes, brokerage fees, commissions, and other transaction expenses, interest and extraordinary expenses (such as litigation and indemnification expenses)) to 0.60% of the Fund's average daily net assets per year ("Maximum Permitted Rate"). 2. The Adviser understands and intends that the Fund will rely on this Agreement in preparing and filing its registration statements on Form N-1A and in accruing the expenses of the Fund for purposes of calculating net asset value (and otherwise) and expressly permits the Fund to do so. 3. This Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of Delaware, without regard to the conflicts of law provisions thereof; provided, however, that nothing herein shall be construed as being inconsistent with the Investment Company Act of 1940 ("1940 Act"), the Investment Advisers Act of 1940 ("Advisers Act") or other applicable federal law. Where the effect of a requirement of the 1940 Act, Advisers Act or other applicable federal law reflected in any provision of this Agreement is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Any amendment to this Agreement shall be in writing signed by the parties hereto. 4. The term of this Agreement ends on March 1, 2027. This Agreement may be extended from year-to-year subject to approval by the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who are not "interested persons" of the Trust within the meaning of Section 2(a)(19) of the 1940 Act. Docusign Envelope ID: 060F3CA2-BB62-4CAF-9AE8-DA391D6BF450

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above. GLOBAL X FUNDS By: ______________________ Name: Jasmin Ali Title: Secretary GLOBAL X MANAGEMENT COMPANY LLC By: ______________________ Name: Alex Ashby Title: Chief Operating Officer Docusign Envelope ID: 060F3CA2-BB62-4CAF-9AE8-DA391D6BF450